UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-190362

CROGHAN BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

323 Croghan Street

Fremont, Ohio 43420

(419) 332-7301

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, par value $12.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)*	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☑

Approximate number of holders of record as of the certification or notice date:    1,001

*EXPLANATORY NOTE:   Registrant is a bank holding company and its duty to file reports has been automatically suspended under Section 15(d) of the Securities Exchange Act of 1934, as amended by the Jumpstart Our Business Startups Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, Croghan Bancshares, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 2, 2014	By:	/s/ Rick Robertson
Rick Robertson
President and Chief Executive Officer